June 2020 FY2020 Exhibit 99.4

Cautionary Statement and Disclaimer The views expressed here may contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness, reasonableness or reliability of this information. Any forward looking information in this presentation including, without limitation, any tables, charts and/or graphs, has been prepared on the basis of a number of assumptions which may prove to be incorrect. This presentation should not be relied upon as a recommendation or forecast by Vedanta Resources plc and Vedanta Limited and any of their subsidiaries. Past performance of Vedanta Resources plc and Vedanta Limited and any of their subsidiaries cannot be relied upon as a guide to future performance. This presentation contains 'forward-looking statements' – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as 'expects,' 'anticipates,' 'intends,' 'plans,' 'believes,' 'seeks,' or 'will.' Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a environmental, climatic, natural, political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. We caution you that reliance on any forward-looking statement involves risk and uncertainties, and that, although we believe that the assumption on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate and, as a result, the forward-looking statement based on those assumptions could be materially incorrect. This presentation is not intended, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities in Vedanta Resources plc and Vedanta Limited and any of their subsidiaries or undertakings or any other invitation or inducement to engage in investment activities, nor shall this presentation (or any part of it) nor the fact of its distribution form the basis of, or be relied on in connection with, any contract or investment decision.

Contents Section Presenter Page FY20 Review & Business Update Sunil Duggal, CEO 4 Financial Update Arun Kumar, CFO 15 Appendix 23

FY2020 Review & Business Update Sunil Duggal Chief Executive Officer FY2020

UNITED AGAINST COVID-19

vedanta
transforming elements

Employee Safety & Welfare

- Global Standards to Manage Health & Hygiene at Workplace.
- Strict adherence to WHO standards.
- Interpersonal distancing in place.
- Extensive cleaning at all facilities and workplaces.
- Quarantine areas on site.
- Established 24*7 health helpline for employees and their family members.

Supporting Government

- Contributed ₹ 101 cr to PM Cares
- Sets up ₹ 100 cr corpus for daily workers, preventive healthcare & welfare of employees & contract partners.
- Contributed ₹ 17.25 crore to Rajasthan, Odisha, Tamil Nadu, Karnataka, Goa and Punjab Government.
- Balco Hospital has set isolation ward and 100 bed hospital in Korba.
- Cairn Centre of Excellence (CCoE) in Jodhpur handed over to district administration as quarantine facility with 20 bed capacity.

Supporting Nation

- Provided >9 lakh meals to daily wage earners.
- Supported 13,500 fisherman families.
- Distributed ~39,000 dry packets to local communities.
- Feeding >50,000 stray animals daily.
- Distributed ~5.9 lacs mask to communities & Government.
- Supported District Hospitals with surgical masks & gloves.
- Imported 23 PPE machines in collaboration with Ministry of Textiles, manufacturing 5,000 PPEs daily.

VEDANTA LIMITED – FY2020 INVESTOR PRESENTATION

5

Vedanta Work Readiness in COVID-19 Work Remotely Sanitize frequently Practice Social Distancing Sanitize frequently Stay Home Robust business continuity plan in place Implemented wide ranging controls across operations Use of PPEs, alcohol based sanitizer and mask is compulsory Continuous monitoring of workforce for signs of COVID-19 symptoms Established flexible, remote working plan for employees Substitution Engineering Controls Elimination Administrative Controls PPE

Zinc India Zinc International Oil & Gas Aluminium Electrosteel Steels Iron Ore Q4 FY20 FY20 MIC production up 6% q-o-q Metal Production up 1% q-o-q MIC production down 2% Metal Production down 3% Overall Production down 5% q-o-q Gamsberg production at 30kt Overall Production up 63% Gamsberg Production ramped up to 108kt Gross Production at 162 kboepd Gross Production at 174 kboepd RDG Early Gas Production ramped up to 90 mmscfd Aluminium Cost down 14% q-o-q Lanjigarh cost down 4% q-o-q Aluminium production at 1.9 Mtpa Aluminium Cost $1,690/t, down 14% Record production at Lanjigarh 1.8 Mtpa, up 21% Lanjigarh cost $275/t, down 15% Production marginally up 1% q-o-q Margin up 132% q-o-q Record Production 1,231kt, up 3% Sales 1,179kt almost flat IOK Sales at 1.6 Mt up 8% q-o-q Pig Iron Production down 17% q-o-q Key Highlights IOK - Sales at 5.8 Mnt up 125% Pig Iron – Production marginally down 1%

Heading Towards – Zero Harm, Zero Waste, Zero Discharge

vedanta
transforming elements

Safety Program Update	
2 fatalities in Q4	▪ Increased focus on isolation procedures & adequate infra-in-place to prevent repeats
Visible felt leadership	▪ Guidance Note of VFL developed ▪ VFL part of each leader's annual KPI
Controls-in-place for safety critical tasks	▪ Enhanced bow-tie risk assessments ▪ Update of the Permit to Work System
Business partner engagement	▪ Review of BP pre-qualification, on-boarding and monitoring process ▪ Cross-functional committee established to aid BP enhance their safety deliverables

Environment Update	
Water conservation	▪ ~7 million m^3 of water savings over three years
GHG Management	▪ 13.81% reduction in GHG emissions intensity from 2012 baseline; ~9 million TCO_2e in avoided emissions
Fly Ash Management	▪ >100% fly-ash utilization for 2nd year running

Fatality


9
5
7
9
7
FY16
FY17
FY18
FY19
FY20

LTIFR


0.49
0.40
0.35
0.46
0.66
FY16
FY17
FY18
FY19
FY20

Water Consumed & Recycled (m^3)


242
65
242
71
243
67
250
71
FY17
FY18
FY19
FY20
Consumed
Recycled

Water Recycling (mMT) (High Volume Low Toxicity)


17
8
17
14
14
13
15
13
FY17
F718
FY19
FY20
Generation
Recycled

VEDANTA LIMITED – FY2020 INVESTOR PRESENTATION
8

Contributing to the communities Benefitting the lives of 3.26 million people across 868 villages Children’s Well-being and Education 135,000 Children Benefited >50 Initiatives Healthcare 1.6 Million people benefited > 35 Initiatives Drinking Water and Sanitation 350,000 people benefited > 25 Initiatives Women’s Empowerment >35,000 Women benefited > 10 Initiatives >2,400 Self Help Groups 120+ Micro - Enterprises Community Infrastructure 200,000 people and 3000+ families benefited > 25 Initiatives Sports & Culture > 65,000 Million sports person benefitted > 20 Initiatives 1250th Nand Ghar established in 4 states Vedanta Medical Research Foundation Flagship Programs Football Academy Environmental Protection & Restoration > 100,000 saplings planted Agriculture and Animal Husbandry >30,000 people benefited > 30 Initiatives

Zinc India: Strong Foundation Driving Growth Performance Update Quarter Performance: MIC Production 249kt, up 6% q-o-q and 2% y-o-y Metal Production 221kt, up 1% q-o-q and down 3% y-o-y Silver Production 168 tonnes, up 12% q-o-q and down 12% y-o-y COP at $997/t, down 7% q-o-q and up 4% y-o-y Full Year Performance: MIC Production 917kt, marginally down 2% Metal Production 870kt, down 3% Silver Production 610 tonnes, down 10% COP at $1,047/t, up 4% Metal in Concentrate and Metal Production Year of Achievements Rampura Agucha All major projects for 1.2 Mtpa MIC capacity completed Achieved ore production run rate of 4.5 Mtpa Ore production up 18% MIC production up 6% Zawar Record MIC production up 26% - Ore production up 14% - Ore grade up 3% - Dry tail plant commissioned - Sindesar Khurd Shaft ramp up completed

Zinc International: Gamsberg Positioning for Long Term Value Creation Performance Update Quarter Performance: Production at 57kt, down 5% q-o-q and up 7% y-o-y COP at $1,784/t, up 13% q-o-q and 20% y-o-y Full Year Performance: Production 240kt, up 63% COP at $1,665/t, down 13% Skorpion mining will go under care and maintenance from April 2020 onwards Gamsberg Quarter Performance: Production at 30kt with best ever production of 13kt in Jan COP at $1,484/t ($892/t excl TCRC), up 4% q-o-q Full Year Performance: Production ramped up to 108kt COP at $1,445/t ($915/t excl TCRC)

75 wells hooked up. 2 new wells in Ravva, achieved peak production of 10 kboepd All wells drilled in Mangala Infill, Bhagyam and Aishwariya Polymer and ABH program; well hook up in progress 235 Wells Drilled 10 Years Production Sharing Contract for Ravva block extended 90 mmscfd Early gas production facility ramped up to design capacity. New Terminal construction to take overall capacity to 240 mmscfd ongoing Oil & Gas: Portfolio being monetized to drive multi-fold growth Gross Production (kboepd) Won 10 blocks in OALP Round II & III (total 51 blocks under OALP) 65000 Sq.km. - One of the largest Private acreage holder across 58 blocks 10 new blocks

Aluminium: Achieving Design Structure Structural Reduction in Cost Lanjigarh Production and Cost Performance Update Quarter Performance: Aluminium COP at $1,451/t, down 14% q-o-q and 20% y-o-y Lanjigarh production 479 kt, flat q-o-q and up 13% y-o-y Lanjigarh COP at $258/t, down 4% q-o-q and 11% y-o-y Full Year Performance: Aluminium Production of 1,904kt, marginally down 3% Aluminium COP at $1,690/t, down 14% Record Lanjigarh production of 1,811 kt, up 21% Lanjigarh COP at $275/t, down 15% Local bauxite meeting nearly half of total requirement Chotia Mine achieved full capacity of 1.0 Mtpa

Other Assets: Iron ore and Electrosteel Steels

Iron Ore

Performance Update

Quarter Performance:

- Karnataka sales 1.6 Mnt, up 8% q-o-q & 17% y-o-y
- Pig Iron production 148kt, down 17% q-o-q & 19% y-o-y

Full Year Performance:

- Karnataka sales 5.8 Mnt, up 125%
- Pig Iron production 681kt, marginally down 1%


Karnataka Sales (Mnt)
1.4
1.5
1.6
2.6
5.8
Q4 FY19
Q3 FY20
Q4 FY20
FY19
FY20


Pig Iron Production (kt)
184
179
148
686
681
Q4 FY19
Q3 FY20
Q4 FY20
FY19
FY20

Electrosteel Steels

Performance Update

Quarter Performance:

- Production 320kt, up 1% q-o-q and down 8% y-o-y
- Sales 305kt, down 4% q-o-q and 22% y-o-y
- Margin at $127/t, up 132% q-o-q and up 4% y-o-y

Full Year Performance:

- Production 1,231kt, up 3%
- Sales 1,179kt, flat
- Margin at $78/t, down 32% on account of softening of steel prices in domestic market and macro economic factors


347
392
317
317
320
305
1,199
1,185
1,231
1,179
Q4 FY19
Q3 FY20
Q4 FY20
FY19
FY20
Production (kt)
Sales (kt)

VEDANTA LIMITED – FY2020 INVESTOR PRESENTATION
14

Financial Update Arun Kumar Chief Financial Officer FY2020

Financial snapshot EBITDA Net Debt ND/EBITDA 21,060 cr ₹ 21,273 cr 1.0x Down 12% y-o-y Down 21% y-o-y Maintained at low level EBITDA Margin* Cash & Cash equivalent ROCE^ 29% ~₹ 37,914 cr c. 11% Robust Margin Strong liquidity Continuing double digit * Excludes custom smelting at Copper and Zinc India operations ^ ROCE is calculated as EBIT net of tax outflow divided by average capital employed

Q3 FY2020 LME / Brent /premiums Input Commodity Inflation Regulatory & Profit Petroleum Cost & Mktg Adjusted EBITDA Currency Q4 FY2020 EBITDA Bridge (Q3 FY 2020 vs. Q4 FY 2020) Zinc, Lead & Silver (471) Brent (243) Aluminium (193) Steel 82 Iron ore 73 (In crore) Aluminium 503 ESL 79 Cairn (59) Market & Regulatory (653) crore Operational 520 crore Past Exploration Cost recovery at Cairn in Q3 FY20

Q4 FY2019 LME / Brent /premiums Input Commodity Inflation Regulatory & Profit Petroleum Cost & Mktg Adjusted EBITDA Currency Q4 FY2020 EBITDA Bridge (Q4 FY 2019 vs. Q4 FY 2020) Market & Regulatory (876) crore Operational (415) crore Zinc, Lead & Silver (886) Aluminium (595) Brent (409) Steel (127) (In crore) Iron ore 503 HZL (263) Cairn (233) ZI (79)

Net Debt for FY 2020 (In ₹ crore) (Incl Buyer’s credit) Capex Dividend Paid Net Debt 31st Mar’20 Net Debt 1st Apr’19 Disputed Power Debtors Realization 900 Inventory and debtors 460 Creditors / Customers advance (2,806)

Balance Sheet Net Debt / EBITDA Liquidity – Cash and investments at 37,914 cr – Undrawn line of credit c. ₹ 5,300 crore Net Interest – Interest Income – Returns ~6.9%. Interest Expense – Maintained ~7.9% Average term debt maturity maintained above 3 years Average Term Debt Maturity (years)

Full year Capex guidance ROCE1 2.4 2.8 2.0 2.8 ~1.8 ~5% ~15% ~17% ~13% ~11% Capex and Returns Profile Growth CAPEX Profile, $bn 0.7 1.0 1.2 1.5 FCF pre capex, $bn 1. ROCE is calculated as EBIT net of tax outflow divided by average capital employed 1.2

Key Investment Highlights Large Low Cost, Long Life and Diversified Asset Base with an Attractive Commodity Mix 1 Ideally Positioned to Capitalise on Favourable Geographic Presence Operational Excellence and Technology Driving Efficiency and Sustainability 4 Well-Invested Assets Driving Cash Flow Growth 3 Strong Financial Profile 5 Proven Track Record 6 2

Appendix FY2020

Income Statement

Depreciation & Amortization

- Higher FY vs FY on account of new well capitalisation at Oil and Gas business , higher ore production at Zinc India, commencement of operations in Gamsberg.
- Lower q-o-q primarily due to lower amortization charge at Zinc India due to increase in reserves estimates and lower amortization charge at Oil & Gas business due to lower production volume.

Finance Cost

- Lower in FY20 and Q4 due to repayment of debt and lower average interest cost in line with market trends.

Investment income

- Lower in FY20 and Q4 primarily on account of MTM gain on structured investment in previous period.

Taxes

- The normalized ETR for FY20 is 34% compared to FY19: 28% due to change in profit mix amongst business.

In ₹ Crore	FY'20	FY'19	Q4 FY'20	Q4 FY'19
Revenue from operations	83,545	90,901	19,513	23,092
Other operating income	902	1,147	242	376
EBITDA	21,060	24,012	4,844	6,330
Depreciation & amortization	(9,093)	(8,192)	(2,252)	(2,258)
Finance Cost	(4,977)	(5,689)	(1,064)	(1,401)
Investment Income	2,443	3,618	611	1,599
Exchange gain/(loss)	(306)	(509)	(274)	(166)
Exceptional items - credit/(expense)	(17,386)	320	(17,132)	-
Taxes	(3,005)	(3,750)	(3,338)	(886)
Taxes on exceptional items	6,521	(112)	6,524	-
Profit After Taxes (before exceptional items)	**6,122**	**9,490**	**(1,475)**	**3,218**
Profit/(Loss) After Taxes	(4,743)	9,698	(12,083)	3,218
Attributable profit (before exceptional items)	**3,993**	**6,857**	**(1,914)**	**2,615**
Attributable PAT	(6,664)	7,065	(12,521)	2,615
Minorities % (before exceptional items)	35%	28%	(30)%	19%

Note: Previous period figures have been regrouped or re-arranged wherever necessary to conform to the current period's presentation

VEDANTA LIMITED – FY2020 INVESTOR PRESENTATION 24

Income Statement – Exceptional Items In Crore FY’20 FY’19 Exceptional Items – credit / (expense) (17,386) 320 Taxes on Exceptional Items 6,521 (112) Exceptional items net of tax (10,865) 208 Breakup of Exceptional Items / Impairment net of tax FY’20 FY’19 Cairn (9,710) 170 Rajasthan Fields (9,218) Exploration / KG Field (492) 170     Copper (469)     Iron Ore (274)     Others (412) 38

Project Capex

Capex in Progress	Status	Approved Capex[3] ($mn)	Spent up to 31 Mar'19[4]	Spent in FY2020[4,6]	Unspent as at 31 Mar'2020[5]
Cairn India[1] – Mangala Infill, Liquid handling, Bhagyam & Aishwariya EOR, Tight Oil & Gas etc		2,493	651	492	1,350
Aluminium Sector					
Jharsuguda 1.25mtpa smelter	Line 3: Fully capitalised Line 4: Fully Capitalised Line 5: Six Section capitalised	2,920	2,915	10	-
Zinc India					
1.2mtpa mine expansion	Phase-wise by FY2020	2,076	1,569	157	350
Others		261	124	35	102
Zinc International					
Gamsberg Mining Project[2]	Completed Capitalisation	400	364	22	13
Copper India					
Tuticorin Smelter 400ktpa	Project is under Force Majeure	717	198	-	519
Avanstrate					
Furnace Expansion and Cold Line Repair		56	41	7	8
Capex Flexibility					
Metals and Mining					
Lanjigarh Refinery (Phase II) – 5mtpa	Under evaluation	1,570	857	52	661
Zinc India (1.2 Mtpa to 1.35mtpa mine expansion)	Subject to Board approval	698	1	-	697
Skorpion Refinery Conversion	Currently deferred till Pit 112 extension	156	14	-	142

1. *Capex approved for Cairn represents Net capex, however Gross capex is $3.2 bn.*
2. *Capex approved for Gamsberg $400mn excludes interest during construction.*
3. *Is based on exchange rate at the time of approval.*
4. *Is based on exchange rate at the time of incurrence*
5. *Unspent capex represents the difference between total capex approved and cumulative spend as on 31st March 2020.*
6. *Spent in FY20 does not include ROU capex ~$118mn*

VEDANTA LIMITED – FY2020 INVESTOR PRESENTATION 26

Entity Wise Cash and Debt Company 31 Mar 2020 (₹ Crore) 31 Mar 2019 (₹ Crore) Debt Cash & LI Net Debt Debt Cash & LI Net Debt Vedanta Limited Standalone 38,937 5,029 33,908 42,204 8,269 33,935 Cairn India Holdings Limited1 3,696 7,776 (4,080) 2,624 8,326 (5,702) Zinc India 611 22,253 (21,642) 2,538 19,512 (16,974) Zinc International 404 553 (149) 415 926 (511) BALCO 4,564 414 4,150 4,416 436 3,980 Talwandi Sabo 6,088 135 5,953 8,665 262 8,403 Vedanta Star Limited2 - - - 3,375 31 3,344 Others3 4,887 1,754 3,133 1,988 1,507 481 Vedanta Limited Consolidated 59,187 37,914 21,273 66,225 39,269 26,956 Notes:Debt numbers are at Book Value and excludes inter-company eliminations. 1. Cairn India Holdings Limited is a wholly owned subsidiary of Vedanta Limited which holds 50% of the group’s share in the RJ Block 2. Vedanta Star limited, 100% subsidiary of VEDL which owns 96% (FY19: 90%) stake in ESL 3. Others includes MALCO Energy, CMT, VGCB, Electrosteel, Fujairah Gold, Vedanta Limited’s investment companies and ASI.

Debt Breakdown & Funding Sources Debt breakdown as of 31 March 2020 (in $bn) ( in 000’ Cr) Term debt 6.2 46.6 Working capital 0.7 5.0 Short term borrowing 1.0 7.6 Total consolidated debt 7.9 59.2 Cash and Liquid Investments 5.1 37.9 Net Debt 2.8 21.3 Debt breakup ($7.9bn) - INR Debt 87% - USD / Foreign Currency Debt 13% Diversified Funding Sources for Term Debt of $6.2bn (as of 31st Mar 2020) Note: USD–INR: 74.81 at 31 Mar 2020 Term debt of $3.7bn at Standalone and $2.5bn at Subsidiaries, total consolidated $6.2bn Debt Breakdown (as of 31 Mar 2020)

FY 2019 LME / Brent /premiums Input Commodity Inflation Regulatory & Profit Petroleum Cost & Mktg Adjusted EBITDA Currency FY 2020 EBITDA Bridge (FY2019 vs. FY2020) Aluminum (3,954) Zinc, Lead & Silver (2,153) Brent (1,026) Steel (508) Iron ore (199) (In crore) Iron ore 531 ZI 396 ESL 125 Aluminium 70 HZL (628) Cairn (638) Market & Regulatory (3,660) crore Operational 320 crore

Segment Summary – Zinc India

Production *(in '000 tonnes, or as stated)*	Q4			Q3	Full year		
	FY 2020	FY 2019	% change YoY	FY2020	FY 2020	FY 2019	% change YoY
Mined metal content	**249**	**245**	**2%**	**235**	**917**	**936**	**(2)%**
Underground mines	249	245	2%	235	917	936	(2)%
Open cast mines	-	-	-	-	-	-	-
Integrated metal	**221**	**227**	**(3)%**	**219**	**870**	**894**	**(3)%**
Refined Zinc – Integrated	172	175	(2)%	178	688	696	(1)%
Refined Lead – Integrated[1]	49	53	(7)%	41	181	198	(8)%
Refined Saleable Silver - Integrated (in tonnes)[2]	168	191	(12)%	149	610	679	(10)%
Financials *(In ₹ crore, except as stated)*							
Revenue	4,293	5,354	(20)%	4,600	18,159	20,656	(12)%
EBITDA	1,945	2,777	(30)%	2,274	8,714	10,600	(18)%
Zinc CoP without Royalty (₹ /MT)	72,200	67,400	7%	76,600	74,200	70,400	5%
Zinc CoP without Royalty ($/MT)	997	956	4%	1,077	1,047	1,008	4%
Zinc CoP with Royalty ($/MT)	1,290	1,373	(6)%	1,402	1,371	1,381	(1)%
Zinc LME Price ($/MT)	2,128	2,702	(21)%	2,388	2,402	2,743	(12)%
Lead LME Price ($/MT)	1,847	2,036	(9)%	2,045	1,952	2,121	(8)%
Silver LBMA Price ($/oz)	16.9	15.6	9%	17.3	16.5	15.4	7%

1. *Excludes captive consumption of 1,755 tonnes in Q4 FY 2020 vs 1,403 tonnes in Q4 FY 2019 & 1,937 tonnes in Q3 FY 2020. For FY2020 it was 7,088 MT as compared to 6,534 MT in FY2019.*
2. *Excludes captive consumption of 9.0 MT in Q4 FY 2020 and 7.5 MT in Q4 FY 2019 & 10.1 MT in Q3 FY 2020. For FY2020 it was 36.7 MT as compared with 34.2 MT in FY2019.*

VEDANTA LIMITED – FY2020 INVESTOR PRESENTATION 30

Segment Summary – Zinc International  Production (in’000 tonnes, or as stated) Q4 Q3 Full year FY 2020 FY 2019 % change YoY FY2020 FY 2020 FY 2019 % change YoY Refined Zinc – Skorpion 15 21 (28)% 11 67 66 2% Mined metal content- BMM 12 19 (34)% 18 66 65 1% Mined metal content- Gamsberg* 30 14 - 31 108 17 - Total 57 54 7% 60 240 148 63% Financials (In Crore, except as stated)     Revenue 733 1,002 (27)% 681 3,128 2,738 (14)% EBITDA (61) 391 - 106 380 698 (45)% CoP – ($/MT) 1,784 1,488 20% 1,580 1,665 1,912 (13)% Zinc LME Price ($/MT) 2,128 2,702 (21)% 2,388 2,402 2,743 (12)% Lead LME Price ($/MT) 1,847 2,036 (9)% 2,045 1,952 2,121 (8)% * Including trial run production of NIL in Q4 FY2020 and 6.6 kt in Q4 FY2019 and NIL in Q3 FY2020. For FY 2020 Trial run production was NIL vs 9.6 kt in FY 2019.

Segment Summary – Oil & Gas OIL AND GAS (boepd) Q4 Q3 Full year FY 2020 FY 2019 % change YoY FY2020 FY 2020 FY 2019 % change YoY Average Daily Gross Operated Production (boepd) 160,838 187,063 (14)% 172,189 172,971 188,784 (8)% Rajasthan 132,315 152,825 (13)% 145,075 144,260 155,903 (7)% Ravva 17,562 15,067 17% 13,360 14,232 14,890 (4)% Cambay 10,961 19,170 (43)% 13,754 14,479 17,991 (20)% Average Daily Working Interest Production (boepd) 101,565 118,135 (14)% 110,656 110,459 119,798 (8)% Rajasthan 92,621 106,978 (13)% 101,553 100,982 109,132 (7)% Ravva 3,951 3,390 17% 3,006 3,202 3,350 (4)% Cambay 4,384 7,668 (43)% 5,501 5,792 7,196 (20)% KG-ONN 2003/1 608 99 - 596 483 119 - Total Oil and Gas (million boe)               Oil & Gas- Gross operated 14.6 16.8 (13)% 15.8 63.3 68.9 (8)% Oil & Gas-Working Interest 9.2 10.6 (13)% 10.2 40.4 43.7 (8)% Financials (In crore, except as stated)     Revenue 2,404 3,175 (24)% 3,930 12,661 13,223 (4)% EBITDA 869 1,805 (52)% 2,761 7,271 7,656 (5)% Average Oil Price Realization ($ / bbl) 48.8 62.1 (21)% 57.2 58.8 66.0 (11)% Brent Price ($/bbl) 50.1 63.1 (21)% 63.3 60.9 70.4 (13)%

Segment Summary – Oil & Gas

vedanta transforming elements

OIL AND GAS (boepd)	Q4			Q3	Full year		
	FY 2020	FY 2019	% change YoY	FY2020	FY 2020	FY 2019	% change YoY
Average Daily Production							
Gross operated	160,838	187,063	(14%)	172,189	172,971	188,784	(8%)
Oil	138,205	172,859	(20%)	153,472	154,677	178,207	(13%)
Gas (Mmscfd)	136	85	60%	112	110	64	72%
Non operated- Working interest	608	99	-	596	483	119	-
Working Interest	101,565	118,135	(14%)	110,656	110,459	119,798	(8%)
Rajasthan (Block RJ-ON-90/1)							
Gross operated	132,315	152,825	(13%)	145,075	144,260	155,903	(7%)
Oil	115,251	143,975	(20%)	131,360	131,069	149,964	(13%)
Gas (Mmscfd)	102	53	93%	82	79	36	-
Gross DA 1	120,424	134,310	(10%)	130,257	129,398	137,076	(6%)
Gross DA 2	11,609	18,171	(36%)	14,415	14,564	18,342	(21%)
Gross DA 3	282	345	(18%)	403	298	485	(39%)
Working Interest	92,621	106,978	(13%)	101,553	100,982	109,132	(7%)
Ravva (Block PKGM-1)							
Gross operated	17,562	15,067	17%	13,360	14,232	14,890	(4%)
Oil	13,120	12,202	8%	9,972	10,994	12,443	(12%)
Gas (Mmscfd)	27	17	57%	20	19	15	30%
Working Interest	3,951	3,390	17%	3,006	3,202	3,350	(4%)
Cambay (Block CB/OS-2)							
Gross operated	10,961	19,170	(43%)	13,754	14,479	17,991	(20%)
Oil	9,833	16,682	(41%)	12,139	12,614	15,800	(20%)
Gas (Mmscfd)	7	15	(55%)	10	11	13	(14%)
Working Interest	4,384	7,668	(43%)	5,501	5,792	7,196	(20%)
Average Price Realization							
Cairn Total (US$/boe)	46.9	61.2	(23%)	55.3	56.6	65.3	(13%)
Oil (US$/bbl)	48.8	62.1	(21%)	57.2	58.8	66.0	(11%)
Gas (US$/mscf)	5.6	7.9	(29%)	6.5	6.1	8.5	(28%)

VEDANTA LIMITED – FY2020 INVESTOR PRESENTATION
33

Segment Summary – Aluminium

Particulars (in'000 tonnes, or as stated)	Q4			Q3	Full year		
	FY 2020	FY 2019	% change YoY	FY2020	FY 2020	FY 2019	% change YoY
Alumina – Lanjigarh	**479**	**424**	**13%**	**476**	**1,811**	**1,501**	**21%**
Total Aluminum Production	**474**	**481**	**(2)%**	**483**	**1,904**	**1,959**	**(3)%**
Jharsuguda-I	133	135	(1)%	139	543	545	0%
Jharsuguda-II [1]	196	203	(3)%	203	800	843	(5)%
245kt Korba-I	66	66	-	65	256	260	(2)%
325kt Korba-II	79	77	2%	76	305	311	(2)%
BALCO 900 MW (MU)	245	127	93%	202	1,203	337	-
Financials *(In ₹ crore, except as stated)*							
Revenue	6,378	6,547	(3)%	6,789	26,577	29,229	(9)%
EBITDA – BALCO	277	132	-	35	456	957	(52)%
EBITDA – Vedanta Aluminium	860	265	-	761	1,542	1,245	24%
EBITDA Aluminum Segment	**1,137**	**397**	**-**	**796**	**1,998**	**2,202**	**(9)%**
Alumina CoP – Lanjigarh ($/MT)	258	290	(11)%	269	275	322	(15)%
Alumina CoP – Lanjigarh (₹ /MT)	18,700	20,400	(8)%	19,100	19,500	22,500	(13)%
Aluminium CoP – ($/MT)	1,451	1,810	(20)%	1,691	1,690	1,967	(14)%
Aluminium CoP – (₹ /MT)	1,05,100	127,500	(18)%	1,20,100	1,19,700	137,600	(13)%
Aluminum CoP – Jharsuguda ($/MT)	1,422	1,807	(21)%	1,675	1,686	1,970	(14)%
Aluminium CoP – Jharsuguda(₹ /MT)	1,03,000	127,400	(19)%	1,19,000	1,19,500	137,700	(13)%
Aluminum CoP – BALCO ($/MT)	1,516	1,813	(16)%	1,727	1,700	1,962	(13)%
Aluminium CoP – BALCO (₹ /MT)	1,09,800	127,800	(14)%	1,22,700	1,20,400	137,200	(12)%
Aluminum LME Price ($/MT)	1,690	1,859	(9)%	1,752	1,749	2,035	(14)%

1. *Including trial run production of NIL in Q4 FY2020 and 13.5 kt in Q4 FY2019 and NIL in Q3 FY2020. For FY 2020 Trial run production was NIL vs 60.5 kt in FY 2019.*

VEDANTA LIMITED – FY2020 INVESTOR PRESENTATION 34

Aluminium profitability Q3 ‘20 $/t Q4 ‘20 72 34 62 - 249 340 (55) 1,752 59 67 1,879 (625) (698) (368) (90) (98) 132 230 49 (138) (247) (106) Reported RPO Exceptional Item 340 Underlying 1,691 1,451

Segment Summary – Power Particulars (in million units) Q4 Q3 Full year FY 2020 FY 2019 % change YoY FY2020 FY 2020 FY 2019 % change YoY Total Power Sales 2,107 3,520 (40)% 2,282 11,162 13,517 (17)% Jharsuguda 600 MW 482 615 (22)% 7 776 1,039 (25)% BALCO 600 MW* 460 593 (22)% 387 1,726 2,168 (20)% HZL Wind Power 71 77 (8)% 68 437 449 (3)% MALCO - - - - - - - TSPL 1,094 2,235 (51)% 1,820 8,223 9,858 (17)% Financials (in crore except as stated) Revenue 1,204 1,593 (24)% 1,307 5,860 6,524 (10)% EBITDA 458 360 27% 379 1,649 1,527 8% Average Cost of Generation( /unit) ex. TSPL 2.27 3.10 (27)% 3.14 2.49 2.90 (14)% Average Realization ( /unit) ex. TSPL 3.45 3.09 12% 3.91 3.58 3.38 6% TSPL PAF (%) 85% 85% - 94% 91% 88% - TSPL Average Realization ( /unit) 2.67 3.96 (33)% 3.47 3.73 4.09 (9)% TSPL Cost of Generation ( /unit) 1.56 2.9 (46)% 2.42 2.68 3.08 (13)% * Balco IPP received an order dated January 1, 2019 from CSERC for conversion of 300 MW IPP to CPP

Segment Summary – Iron Ore  Particulars (in million dry metric tonnes, or as stated) Q4 Q3 Full year FY 2020 FY 2019 % change YoY FY2020 FY 2020 FY 2019 % change YoY Sales 2.3 1.4 62% 1.7 6.6 3.8 73% Goa 0.6 0.0 0% .20 0.9 1.3 (33)% Karnataka 1.6 1.4 17% 1.5 5.8 2.6 - Production of Saleable Ore 0.8 0.9 (11)% 1.2 4.4 4.4 0% Goa 0.0 - - - 0.0 0.2 - Karnataka 0.8 0.9 (12)% 1.2 4.4 4.1 6% Production (’000 tonnes) Pig Iron 148 184 (19)% 179 681 686 (1)% Financials (In crore, except as stated) Revenue 1,073 853 26% 836 3,463 2,911 19% EBITDA 349 240 45% 214 878 584 50% Segment Summary – Steel*  Particulars (in million dry metric tonnes, or as stated) Q4 Q3 Full year FY 2020 FY 2019 % change YoY FY2020 FY 2020 FY 2019 % change YoY Total Production 320 347 (8)% 317 1,231 1,199 3% Pig Iron 46 35 31% 48 167 142 18% Billet (3) 9 - (11) 27 39 (30)% TMT Bar 129 134 (4)% 122 468 441 6% Wire Rod 113 116 (3)% 114 413 427 (3)% Ductile Iron Pipes 35 53 (33)% 44 155 150 3% Financials (In crore, except as stated)     Revenue 1,126 1,581 (29)% 1,067 4,283 4,909 (13)% EBITDA 268 337 (21)% 107 588 970 (39)% Margin ($/t) 127 122 4% 55 78 115 (32)%

Segment Summary – Copper India  Production (in ’000 tonnes, or as stated) Q4 Q3 Full year FY 2020 FY 2019 % change YoY FY 2020 FY 2020 FY 2019 % change YoY Copper - Cathodes 26 26 (3)% 20 77 90 (13)% Financials (In crore, except as stated)       Revenue 2,256 2,803 (20)% 1,835 9,053 10,739 (16)% EBITDA (68) (69) 2% (61) (300) (235) (28)% Copper LME Price ($/MT) 5,637 6,215 (9)% 5,881 5,855 6,337 (8)%

Sales Summary Sales volume Q4 FY2020 Q4 FY2019 FY2020 FY 2019 Q3 FY2020 Zinc-India Sales         Refined Zinc (kt) 173 177 680 694 172 Refined Lead (kt) 48 52 180 198 41 Total Zinc-Lead (kt) 220 229 860 892 213 Silver (tonnes) 144 196 586 676 153 Zinc-International Sales Zinc Refined (kt) 20 26 67 66 6 Zinc Concentrate (MIC) 38 22 137 42 37 Total Zinc (Refined+Conc) 58 47 204 108 43 Lead Concentrate (MIC) 6 9 38 36 10 Total Zinc-Lead (kt) 64 56 242 144 53 Aluminium Sales Sales - Wire rods (kt) 88 106 326 367 76 Sales - Rolled products (kt) 7 9 27 26 7 Sales - Busbar and Billets (kt) 87 78 372 383 68 Total Value added products (kt) 183 192 725 776 151 Sales - Ingots (kt) 291 275 1,197 1,139 336 Total Aluminium sales (kt) 473 467 1,922 1,916 487

Sales Summary

Sales volume	Q4 FY 2020	Q4 FY 2019	FY2020	FY2019	Q3 FY2020
Iron-Ore Sales					
Goa (mn DMT)	0.6	0.0	0.9	1.3	0.2
Karnataka (mn DMT)	1.6	1.4	5.8	2.6	1.5
Total (mn DMT)	2.3	1.4	6.6	3.8	1.7
Pig Iron (kt)	159	191	666	684	176
Copper-India Sales					
Copper Cathodes (kt)	0.7	3	2.5	6	1.0
Copper Rods (kt)	30	28	98	112	25
Total Steel Sales (kt)	**305**	**392**	**1,179**	**1,185**	**317**
Pig Iron	41	37	158	142	46
Billet	1	15	22	32	4
TMT Bar	118	152	454	442	126
Wire Rod	106	125	402	421	102
Ductile Iron Pipes	38	63	143	148	39

Sales volume Power Sales (mu)	Q4 FY 2020	Q4 FY 2019	FY 2020	FY2019	Q3 FY2020
Jharsuguda 600 MW	482	615	776	1,039	7
TSPL	1,094	2,235	8,223	9,858	1,820
BALCO 600 MW[3]	460	593	1,726	2,168	387
HZL Wind power	71	77	437	449	68
Total sales	**2,107**	**3,520**	**11,162**	**13,517**	**2,282**
Power Realisations (INR/kWh)					
Jharsuguda 600 MW	2.94	2.38	2.65	2.42	-
TSPL[2]	2.67	3.96	3.73	4.09	3.47
Balco 600 MW[3]	3.88	3.71	3.88	3.67	4.01
HZL Wind power	4.07	4.04	4.05	4.20	3.79
Average Realisations[1]	**3.45**	**3.09**	**3.58**	**3.38**	**3.91**
Power Costs (INR/kWh)					
Jharsuguda 600 MW	2.42	3.63	3.85	4.28	55.68
TSPL[2]	1.56	2.90	2.68	3.08	2.42
Balco 600 MW[3]	2.24	2.75	2.26	2.65	2.35
HZL Wind power	1.39	1.46	0.96	0.88	1.86
Average costs[1]	**2.27**	**3.10**	**2.49**	**2.90**	**3.14**

1. Average excludes TSPL
2. Based on Availability
3. Balco IPP received an order dated January 1, 2019 from CSERC for conversion of 300 MW IPP to CPP

VEDANTA LIMITED – FY2020 INVESTOR PRESENTATION
40

Currency and Commodity Sensitivities Commodity prices – Impact of a 10% increase in Commodity Prices Commodity FY‘20 Average price EBITDA ($mn) Oil ($/bbl) 61 96 Zinc ($/t) 2,402 190 Aluminium ($/t) 1,749 278 Lead ($/t) 1,952 37 Silver ($/oz) 17 33 Foreign Currency - Impact of 1 Rs depreciation in FX Rate Currency Increase in EBITDA INR/USD ~ INR 600 crs / year

Focused exploration to expand our reserves and resources base for support our future growth through Augment our Reserves and Resources Base Targeted and disciplined exploration Offsetting depletion and bringing on stream more discoveries Team aim to discover mineral and oil deposits in a safe and responsible way Zinc India (Million tonnes) Oil & Gas (mmboe) Zinc International (Million tonnes)

Group – Present Debt Structure 50.1% 64.9% 79.4% Subsidiaries of Vedanta Ltd Sesa Iron Ore Sterlite Copper Power (600 MW Jharsuguda) Aluminium (Odisha aluminium and power assets) Cairn Oil & Gas* Divisions of Vedanta Limited Unlisted entities Listed entities 95.5% 100% 51% Note: Shareholding as on March 31, 2020 *50% of the share in the RJ Block is held by a subsidiary of Vedanta Ltd 96% Vedanta Resources (Consolidated)   FY20 EBITDA 3.00 Net Debt 10.00 Vedanta Resources (Standalone)   FY20 % EBITDA 0.03 1% Net Debt 7.15 72% Vedanta Ltd (Consolidated)   FY20 % EBITDA 2.97 99% Net Debt 2.84 28% Konkola Copper Mines (KCM)   FY20 % EBITDA - - Net Debt - - Zinc India (HZL)   FY20 % EBITDA 1.25 41% Net Cash 2.89 Bharat Aluminium (BALCO)   FY20 % EBITDA 0.10 2% Net Debt 0.55 6% Zinc International   FY20 % EBITDA 0.05 2% Net Cash 0.02 Electrosteel Steels   FY20 % EBITDA 0.08 2% Net Debt 0.26 3% Talwandi Sabo Power   FY20 % EBITDA 0.20 8% Net Debt 0.80 8% Volcan   FY20 EBITDA - Net Debt 0.33 ($ bn)

Results Conference Call Details Results conference call is scheduled at 6:00 PM (IST) on June 8, 2020. The dial-in numbers for the call are given below: Event Telephone Number Earnings conference call on June 8, 2020 India – 6:00 PM (IST) India: +91 7045671221 Toll free: 1800 120 1221 Universal access: +91 22 7115 8015 +91 22 6280 1114 Singapore – 8:30 PM (Singapore Time) Toll free number 800 101 2045 Hong Kong – 8:30 PM (Hong Kong Time) Toll free number 800 964 448 UK – 1:30 PM (UK Time) Toll free number 0  808 101 1573 US – 8:30 AM (Eastern Time) Toll free number 1 866 746 2133 For online registration https://services.choruscall.in/DiamondPassRegistration/register?confirmationNumber=119082&linkSecurityString=48b976fc Replay of Conference Call (June 8, 2020 to June 13, 2020) Mumbai +91 22 7194 5757 Passcode: 63835#